UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  October 19, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL AND DSM ANNOUNCE PER.C6(R) LICENSING AGREEMENT WITH IQ CORPORATION FOR PRODUCTION OF MONOCLONAL ANTIBODIES AGAINST ANTHRAX


LEIDEN/SITTARD, THE NETHERLANDS, OCTOBER 19, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) and allied contract manufacturer DSM Biologics announced today that they have signed a PER.C6(R) research license agreement with Dutch biotechnology company IQ Corporation. This license agreement allows IQ to evaluate and use the PER.C6(R) cell line for production of its monoclonal antibody portfolio.

IQ Corporation has opted to evaluate the PER.C6(R) cell line for use as a manufacturing platform for its proprietary anti-anthrax antibodies. "Crucell's human PER.C6(R) production platform is a good match with our technology as it keeps our Immunity from a Vial(TM) antibodies fully human from generation to the end product," said Dr. Herman Groen, Chief Scientific Officer at IQ Corporation.

Under the terms of the agreement, IQ will pay a signing fee and annual maintenance fees. Further financial details are not disclosed.


ABOUT CRUCELL
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.


ABOUT DSM BIOLOGICS
DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is a leading contract manufacturer of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and mammalian) and its expertise in the field of purification techniques. The company has an exclusive license to use the high-producing PER.C6(R) human cell line as a production platform for recombinant proteins and monoclonal antibodies. Established in 1986, DSM Biologics operates two manufacturing facilities, one in Groningen, the Netherlands (ca. 550 liters fermentor capacity and 2,400 m2) and one in Montreal, Quebec, Canada (ca. 6,000 liters fermentor capacity and presently 6,500 m2). For more information, please visit www.dsmbiologics.com.


ABOUT IQ CORPORATION
IQ Corporation is a life sciences company based in The Netherlands. Its mission is to contribute to human healthcare through the development and worldwide commercialization of antibodies for diagnostic and therapeutic applications. The company's therapeutics division (IQ Therapeutics) is applying its Cloning the Human Response(TM) technology for its own pipeline and third parties' to generate and develop fully human antibodies from immunized or vaccinated donors for the prevention and treatment of infectious diseases. The company's diagnostic products division (IQ Products) has developed a range of products for flow-cytometry and for perinatal and transplantation related diagnosis, which are sold in more than 50 countries. For more information, please visit www.iqcorporation.nl.


CRUCELL'S LICENSING PROGRAM DISCLOSURE POLICY
Crucell believes it has a duty to inform investors about every licensing agreement it reaches with third parties - regardless of the significance of current or future revenue or royalties generated by the agreement. Crucell fulfils this duty by issuing a press release that invariably consists of the name of the contract party, the nature of the license and an indication of the relevant technology or therapeutic area. This ensures that every potential investor or interested party can be fully up-to-date with all licensing agreements made by Crucell with third parties. An overview of all Crucell's licensees and partners can be found on the Company's website, including an overview of each relevant product's phase of development.


FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.


For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

DSM Biologics
Marcel Lubben
Global Licensing Manager
Tel. + 31 (0)46 47 73343
Fax. + 31 (0)46 47 73179
marcel-m.lubben@dsm.com

IQ Corporation B.V.
Herman Groen
Chief Scientific Officer
Tel. +31-(0)50 -5757 010
h.groen@iqtherapeutics.nl

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     October 19, 2005                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer